SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of November, 2005

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     T            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                        No    T
              ---------                --------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:

The announcement on (1) proposed privatization of Sinopec Zhenhai Refining & Chemical Company Limited ("ZRCC") through Ningbo Yonglian by way of merger by absorption of ZRCC under Article 184 of the PRC Company Law at the cancellation price of HK$ 10.60 per ZRCC H Share, (2) resumption of trading of ZRCC, and (3) amendment of articles of association of ZRCC, jointly made by the board of China Petroleum & Chemical Corporation (the "Registrant") and the board of ZRCC in English on November 12, 2005.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                    -----------

                                                                Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: November 12, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

        [GRAPHIC OMITTED]                               [GRAPHIC OMITTED]
  (a joint stock limited company             Sinopec Zhenhai Refining & Chemical
incorporated in the People's                 Company Limited (a joint stock
Republic of China with limited liability)   limited company incorporated in the
        (Stock Code: 0386)                      People's Republic of China)
                                                     (Stock code: 1128)


                               JOINT ANNOUNCEMENT
                   (1) PROPOSED PRIVATISATION OF ZRCC THROUGH
                                NINGBO YONGLIAN
                     BY WAY OF MERGER BY ABSORPTION OF ZRCC
                    UNDER ARTICLE 184 OF THE PRC COMPANY LAW
            AT THE CANCELLATION PRICE OF HK$ 10.60 PER ZRCC H SHARE
                       (2) RESUMPTION OF TRADING OF ZRCC
                                      AND
                (3) AMENDMENT OF ARTICLES OF ASSOCIATION OF ZRCC

                       Financial Adviser to Sinopec Corp.

                               [GRAPHIC OMITTED]
                          CHINA INTERNATIONAL CAPITAL
                        CORPORATION (HONG KONG) LIMITED

                           Financial Adviser to ZRCC

                               [GRAPHIC OMITTED]
                          LEHMAN BROTHERS ASIA LIMITED

-------------------------------------------------------------------------------
MERGER BY ABSORPTION

The Sinopec Directors and the ZRCC Directors jointly announce that on 12 November 2005:

(a) Sinopec Corp.'s wholly owned subsidiary, Ningbo Yonglian, entered into the Merger Agreement with ZRCC; and

(b) the ZRCC Directors agreed to put forward to the ZRCC Shareholders the Proposal, which involves the cancellation of all the ZRCC Shares.

Pursuant to the Proposal, Ningbo Yonglian will (i) pay a cancellation price of HK$10.60 per ZRCC H Share in cash to the ZRCC H Shareholders for the cancellation of all ZRCC H Shares, and (ii) issue RMB 1,800,000,000 of new registered capital of Ningbo Yonglian, representing an amount equal to 71.3% of the total registered capital of ZRCC, to Sinopec Corp., being the sole holder of all the ZRCC Domestic Shares. The Cancellation Price represents a premium of approximately 12.2% over the closing price of HK$ 9.450 per ZRCC H Share as quoted on the Hong Kong Stock Exchange on 2 November 2005 (being the last date of trading prior to the suspension of trading of the ZRCC H Shares pending the issue of this announcement).

The Proposal will be implemented by way of "merger by absorption" in accordance with Article 184 of the PRC Company Law. The Proposal is conditional upon the fulfillment (unless waived, as applicable) of the Conditions as described in the section headed "Principal Terms of the Merger Agreement - Conditions of the Merger" below. All Conditions will have to be fulfilled (unless waived, as applicable) on or before 31 December 2006 (or such other date as ZRCC and Ningbo Yonglian may agree). On the Delisting Date, the ZRCC Listing will be withdrawn. Upon de-registration of ZRCC, ZRCC will be dissolved and will cease to exist.

The amount of cash consideration required to be paid by Ningbo Yonglian under the Proposal is approximately HK$ 7,672 million.

Sinopec Corp. and Ningbo Yonglian intend to finance the cash consideration required for the Proposal from existing banking facilities of Sinopec Corp. granted by Industrial and Commercial Bank of China Limited and Bank of China and made available to Sinopec Corp. and its subsidiaries. CICC, being a financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Ningbo Yonglian for the satisfaction of Ningbo Yonglian's obligations under the Proposal.

SHAREHOLDING IN ZRCC

As at the date of this announcement, Sinopec Corp. owned 1,800,000,000 ZRCC Domestic Shares, representing approximately 71.3% of the issued share capital of ZRCC and ZRCC H Shareholders were interested in 723,754,468 ZRCC H Shares, representing approximately 28.7% of the issued share capital of ZRCC. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by ZRCC.

AMENDMENT TO ZRCC ARTICLES

Incidental to the promulgation of the new PRC Company Law on 27 October 2005, which will become effective on 1 January 2006, the statutory right of a creditor to claim against a company in a merger has been changed to lapse on the expiry of 45 days instead of 90 days from the date the company announces its merger after the merger is approved by its shareholders. ZRCC Directors believe it to be in the interest of the ZRCC to make the Proposed Amendment to reduce the relevant period provided in ZRCC Articles from 90 days to 45 days so as to bring them in line with the latest PRC Company Law in force.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, inter alia, further details of the Proposal and the Merger and the Proposed Amendment, the recommendation from the Independent Board Committee with respect to the Proposal and the advice of the Independent Financial Adviser to the Independent Board Committee, a notice of the Special General Meeting and a notice of the Special General Meeting of Independent ZRCC Shareholders to approve the Proposal and the Proposed Amendment, will be despatched to the ZRCC Shareholders as soon as practicable in compliance with the PRC law, the Listing Rules and the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING OF ZRCC H SHARES

At the request of ZRCC, trading in the ZRCC H Shares on the Hong Kong Stock Exchange was suspended from 9:30a.m. on 3 November 2005 pending the issue of this announcement. Application has been made by ZRCC to the Hong Kong Stock Exchange for the resumption of trading in the ZRCC H Shares with effect from 9:30 a.m. on 14 November 2005.

Shareholders of Sinopec Corp. and ZRCC and potential investors should be aware that the implementation of the Proposal is subject to the Conditions as set out below being fulfilled (or waived, as applicable), and thus the Proposal may or may not become effective. They are advised to exercise caution when dealing in the shares of Sinopec Corp. and ZRCC respectively.

The ZRCC Directors intend that the ZRCC Listing will be withdrawn if the Merger is implemented or be maintained in the event that the Merger is not approved or lapses.
-------------------------------------------------------------------------------
INTRODUCTION

Pursuant to the Merger Agreement entered into between Ningbo Yonglian and ZRCC on 12 November 2005, ZRCC Directors unanimously agreed to put forward the Proposal to the ZRCC Shareholders.

Ningbo Yonglian was incorporated in the PRC for the purposes of the Proposal and Merger and is wholly owned by Sinopec Corp.. Sinopec Corp. is a joint stock company incorporated in the PRC with limited liability, and is owned as to approximately 67.9% by China Petrochemical Corporation, which is a PRC state-owned enterprise, approximately 9.5% by shareholders of domestic non-public shares of Sinopec Corp. (other than China Petrochemical Corporation), approximately 3.2% by public shareholders of A shares of Sinopec Corp. and approximately 19.4% by public shareholders of H shares of Sinopec Corp. Sinopec Corp. is the controlling shareholder of ZRCC, being interested in approximately 71.3% of the issued share capital of ZRCC (representing 100% of the ZRCC Domestic Shares). A chart showing the shareholding structure of Sinopec Corp., Ningbo Yonglian and ZRCC is set out below:


_____________________     _____________________    _____________________    _____________________
|China Petrochemical |    |Other shareholders  |   |Other shareholders  |   |       Public       |
|    Corporation     |    |of domestic non-    |   |of domestic non-    |   |   shareholders     |
|____________________|    |public shares       |   |public shares       |   |   of H shares      |
     67.9%|               |____________________|   |____________________|   |____________________|
          |                         | 9.5%                   |3.2%                    | 19.4%
          |_________________________|________________________|________________________|
                                             |
                                             |
                                        _____________________        _____________________
                                        |                    |       | Public shareholders|
                                        |    Sinopec Corp.   |       | of ZRCC H Share    |
                                        |____________________|       |____________________|
                                            |             |                   |
                                    100%    |             |  71.3%            |  28.7%
                                            |             |___________________|
                         _____________________
                         |                    |
                         |    Sinopec United  |             __________________
                         |____________________|             |                 |
                                                            |    ZRCC         |
                         10%            90%                 |_________________|
                         _____________________
                         |                    |
                         |    Sinopec Corp.   |
                         |____________________|





TERMS OF THE PROPOSAL

The Proposal is made pursuant to and in accordance with Article 184 of the PRC Company Law.

Pursuant to the Proposal, Ningbo Yonglian will (i) pay a cancellation price of HK$10.60 per ZRCC H Share in cash to the ZRCC H Shareholders for the cancellation of all ZRCC H Shares and (ii) issue RMB1,800,000,000 of new registered capital of Ningbo Yonglian to Sinopec Corp., the sole holder of all the ZRCC Domestic Shares, representing an amount equal to 71.3% of the total registered capital of ZRCC. The Cancellation Price represents a premium of approximately 12.2% over the closing price of HK$9.450 per ZRCC H Share as quoted on the Hong Kong Stock Exchange on 2 November 2005 (being the last date of trading prior to the suspension of trading in the ZRCC H Shares pending the issue of this announcement).

The Proposal requires approvals from the relevant PRC governmental and regulatory bodies (including approvals of, inter alia, SASAC and SAFE and the CSRC (if applicable)).

Under the Merger Agreement, on the date of de-registration of ZRCC which will take place after the fulfillment (or waiver, as applicable) of all the Conditions, (i) ZRCC will be merged into Ningbo Yonglian and will cease to exist as a separate legal entity, with Ningbo Yonglian as the surviving corporation; and (ii) the assets and liabilities (together with the rights and obligations attached to such assets) and the employees of ZRCC will be assumed by Ningbo Yonglian. This "merger by absorption" is provided for under the PRC Company Law and the ZRCC Articles.

According to the ZRCC Articles, any ZRCC Shareholder who has voted against the Proposal may request ZRCC or other ZRCC Shareholders who have approved the Proposal to acquire their ZRCC Shares at a "fair price". The Merger Agreement provides that if any dissenting ZRCC Shareholder elects to request ZRCC or other ZRCC Shareholders who have voted for the Proposal to purchase its ZRCC Shares at a "fair price", Ningbo Yonglian shall, at the request of ZRCC or such ZRCC Shareholder, assume any reasonable obligations which ZRCC or such ZRCC Shareholder who has received such a request may have towards the dissenting ZRCC Shareholder. There is no administrative guidance on the substantive as well as procedural rules under the PRC laws and regulations as to how the "fair price" will be determined and thus, no assurance can be given as to how long the process will take.

ZRCC is also required by the PRC Company Law and the ZRCC Articles to notify its creditors of the Proposal. ZRCC's creditors may require ZRCC to pay off its indebtedness or provide a satisfactory guarantee for such indebtedness, failing which, according to the PRC Company Law and the ZRCC Articles, the Proposal may not proceed. If the Independent ZRCC Shareholders approve the Merger during the Special General Meeting of the Independent ZRCC Shareholders, ZRCC and Ningbo Yonglian will each publish an announcement on the day immediately after the Special General Meeting of the Independent ZRCC Shareholders was convened giving notice to their respective creditors of the Proposal. If any creditor requests repayment of the indebtedness owed by ZRCC or Ningbo Yonglian (as appropriate) or requests for any guarantee in relation to such indebtedness, such request will have to be made within a 45-day period (provided that ZRCC Shareholders approve the Proposed Amendment at the Special General Meeting) from the date of such announcement. Upon the expiry of the relevant period specified in the above announcement, such creditor's right to claim against ZRCC or Ningbo Yonglian (as appropriate) shall lapse under PRC law.

CANCELLATION PRICE

The Cancellation Price per ZRCC H Share represents:

(i) a premium of approximately 12.2% over the closing price of HK$9.450 per ZRCC H Share, as quoted on the Hong Kong Stock Exchange on 2 November 2005 (being the last traded price prior to the suspension of trading in the ZRCC H Shares pending the issue of this announcement);

(ii) a premium of approximately 17.5% over the average closing price of approximately HK$9.020 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 5 trading days up to and including 2 November 2005;

(iii) a premium of approximately 22.9% over the average closing price of approximately HK$8.623 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 1-month period up to and including 2 November 2005;

(iv) a premium of approximately 26.7% over the average closing price of approximately HK$8.369 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 3-month period up to and including 2 November 2005;

(v) a premium of approximately 33.1% over the average closing price of approximately HK$7.965 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 6-month period up to and including 2 November 2005; and

(vi) a premium of approximately 29.9% over the average closing price of approximately HK$8.159 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 12-month period up to and including 2 November 2005.

The Cancellation Price per ZRCC H Share represents a premium of approximately 148.8% to the NAV per ZRCC H Share of approximately HK$4.26 as at 31 December 2004 (based on the figures in the 2004 annual report of ZRCC), and a premium of approximately 133.0% to the unaudited net asset value per ZRCC H Share of approximately HK$4.55 as at 30 June 2005 (based on the figures in the 2005 interim report of ZRCC).

The Cancellation Price was arrived at based on the principle of fairness after taking into consideration, among other things, prevailing and historical market prices of the ZRCC H Shares, the NAV per ZRCC H Share as at 31 December 2004 and the unaudited net asset value per ZRCC H Share as at 30 June 2005. The Sinopec Directors believe that the terms of the Merger Agreement are fair and reasonable and in the interests of the shareholders of Sinopec Corp. as a whole.

Funding For The Proposal

Sinopec Corp. and Ningbo Yonglian intend to finance the cash consideration required for the Proposal from existing banking facilities of Sinopec Corp. granted by Industrial and Commercial Bank of China Limited and Bank of China and made available to Sinopec Corp. and its subsidiaries. CICC, being a financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Ningbo Yonglian for the satisfaction of Ningbo Yonglian's obligations under the Proposal.

INFORMATION ON ZRCC

Background

ZRCC was incorporated as a joint stock limited company in accordance with the PRC Company Law on 28 June 1994. ZRCC became listed on the Hong Kong Stock Exchange on 2 December 1994.

Principal business of ZRCC

ZRCC is principally engaged in the production and sale of petroleum products, (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas, solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and petrochemical products such as aromatics (including benzene, toluene, orthoxylene and paraxylene) and polypropylene.

ZRCC possesses oil refinery plants and facilities with a scale of operation up to international standards. It is also one of the 10 largest refineries in the Asia Pacific region. At present, ZRCC has a comprehensive processing capacity of 18.5 million tones per annum ("tpa") and a processing capacity of sour crude oil of 12 million tpa. ZRCC is well-equipped for achieving clean production, with a hydro-treating capacity of 14 million tpa. ZRCC is also the largest processing base of imported crude oil and sour crude oil, as well as the largest export base for petroleum products in the PRC.

Shareholding in ZRCC

As at the date of this announcement, ZRCC has 2,523,754,468 ZRCC Shares in issue, with 1,800,000,000 ZRCC Domestic Shares and 723,754,468 ZRCC H Shares. Sinopec Corp. owned 1,800,000,000 ZRCC Domestic Shares, representing approximately 71.3% of the issued share capital of ZRCC, and ZRCC H Shareholders were interested in 723,754,468 ZRCC H Shares, representing approximately 28.7% of the issued share capital of ZRCC. The rights of the holders of ZRCC Domestic Shares and ZRCC H Shares rank pari passu to each others, including voting rights and the right to receive dividend payment, except that payment of dividend will be made in RMB to ZRCC Domestic Shareholders and in Hong Kong dollars to ZRCC H Shareholders. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by ZRCC.

Financial information

Summary financial information

A summary of the published audited results and NAV of ZRCC for each of the three years ended 31st December 2004 and the unaudited results and net asset value of ZRCC for the six months ended 30th June 2005 is set out below:


                                                        (audited) (unaudited)
                                            For the years ended 31st December
                                            For the six months
                                                                                                  ended 30th June
                                     2002                  2003                  2004                   2005
                                RMB'000    HKD'000    RMB'000    HKD'000    RMB'000   HKD'000      RMB'000     HKD'000

Turnover                     22,484,667 21,211,950 29,070,343 27,424,852 41,991,481 39,614,605  25,858,192  24,394,521
Operating Profit/(loss)       1,457,884  1,375,362  1,696,399  1,600,376  3,786,010 3,571,708    1,584,421   1,494,737
before financing costs
Profit /(loss) before         1,393,066  1,314,213  1,609,594  1,518,485  3,765,434 3,552,296    1,576,065   1,486,854
taxation
Profit/(loss) after tax         973,257    918,167  1,088,029  1,026,442  2,613,359 2,465,433    1,261,173   1,189,786
but before minority
interests
Profit/(loss) attributable      973,257    918,167  1,087,987  1,026,403  2,613,288 2,465,366    1,261,148   1,189,762
to ZRCC Shareholders
Earnings/(loss) per ZRCC        RMB0.39    HK$0.37    RMB0.43    HK$0.41    RMB1.04   HK$0.98      RMB0.50     HK$0.47
Share (on a fully-diluted
basis)
Earnings/(loss) per ZRCC        RMB0.39    HK$0.37    RMB0.43    HK$0.41    RMB1.04   HK$0.98      RMB0.50     HK$0.47
Share (on a weighted
average basis)
Net asset value per ZRCC        RMB3.35    HK$3.16    RMB3.66    HK$3.45    RMB4.52   HK$4.26      RMB4.82     HK$4.55
Share



Note: Amounts denominated in RMB have been translated into HK$ at the exchange rate of RMB 1.06 to HK$1.00. No representation is made that the HK$ amounts could have been or could be converted into RMB at such rates or at any other rate or at all.

INFORMATION ON SINOPEC CORP.

Background

Sinopec Corp. is a joint stock limited liability company incorporated on 25 February 2000 in accordance with the PRC Company Law whose H shares are listed on the Hong Kong Stock Exchange, and ADSs are listed on the New York Stock Exchange and the London Stock Exchange, and whose A shares are listed on the Shanghai Stock Exchange. Sinopec Corp. is approximately 67.9% owned by China Petrochemical Corporation, which is a PRC state-owned enterprise.

Principal business of Sinopec Corp.

The principal operations of Sinopec Corp. include exploring for and developing, producing and trading crude oil and natural gas, processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products and producing, distributing and trading petrochemical products.

Exploring for and developing, producing and trading crude oil and natural gas

Sinopec Corp. is the second largest crude oil and gas producer in China. Most of the crude oil and a small portion of the natural gas it produced are used for its refining and chemical operations. Most of the natural gas and a small portion of crude oil it produced are sold to refineries that are not owned by Sinopec Corp. and third party customers.

Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

Sinopec Corp. is the largest oil refiner in China, producing gasoline, diesel, jet fuel, lubricants, fuel oil, various petrochemical feedstock and other refined oil products. Sinopec Corp. also has the largest distribution network for refined oil products in China.

Producing, distributing and trading petrochemical products

Sinopec Corp. is the largest petrochemical producer and distributor in China. The major products it produces and sells include intermediate petrochemicals, synthetic resins, synthetic rubber, chemical fertilizers, and synthetic fiber and its monomers and polymers.

INFORMATION ON NINGBO YONGLIAN

Ningbo Yonglian is a wholly owned subsidiary of Sinopec Corp. established on 3 November 2005 in the PRC. It is 90% owned by Sinopec Corp. and 10% owned by Sinopec United. Sinopec United is a wholly owned subsidiary of Sinopec Corp.. Ningbo Yonglian has been established for the purpose of the Merger and has no substantive business.

STRATEGIC REASONS FOR THE MERGER

Sinopec Corp. and ZRCC have identified a number of strategic reasons for the Proposal and Merger. These include:

1. The Merger can fully integrate ZRCC's oil refining business into the value chain of Sinopec Corp., enhance the integrated business structure of Sinopec Corp., improve the risk resistance ability of ZRCC, and synergize their capital allocation, investment, branding, resources, marketing and distribution channel.

2. The Merger can reduce management layers and improve the efficiency of Sinopec Corp. and ZRCC in terms of production, management and sales.

3. The Merger can effectively eliminate connected party transactions and intra-group competition between Sinopec Corp. and ZRCC. At present, both Sinopec Corp. and ZRCC are engaged in the oil refining business, and they have significant amount of connected transactions between them. After the Merger, combined production and sales will effectively eliminate such connected transactions and intra-group competition.

PRINCIPAL TERMS OF THE MERGER AGREEMENT

Conditions of the Merger

The Merger is conditional upon the fulfilment (or waived, as applicable) of all of the following events on or before 31 December 2006 (or such other date as ZRCC and Ningbo Yonglian may agree):

(i) approval of the Merger Agreement by the requisite votes of the shareholders of ZRCC (a summary of the relevant requirements is set out in the section headed "Meeting" of this Announcement) and Ningbo Yonglian (by two-thirds of the shareholders of Ningbo Yonglian at the special general meeting of Ningbo Yonglian) has been obtained;

(ii) Authorisations have been obtained from all appropriate governmental and/or governmental bodies or regulatory bodies in Hong Kong and any other relevant jurisdiction (except the PRC) (if applicable);

(iii) all necessary PRC Approvals in respect of the Merger Agreement and the Merger have been obtained or made (and such PRC Approvals must not include any conditions which may have a material adverse impact on the business operation on the surviving corporation after the Merger becoming effective);

(iv) approval from SAFE on exchanging the necessary foreign currencies to pay the Cancellation Price and other fees or expenses incurred in connection with the Merger has been obtained by or on behalf of Ningbo Yonglian (such approvals must not include any conditions which may have a material adverse impact on the business operation on the surviving corporation after the Merger becoming effective);

(v) all requisite procedures (including any filing procedures to effect the same) in connection with the remittance by or on behalf of Ningbo Yonglian of the aggregate consideration representing the Cancellation Price and other fees or expenses incurred in connection with the Merger have been completed;

(vi) an announcement has been published by ZRCC and Ningbo Yonglian in accordance with the PRC Company Law and their respective articles of association to give notice to their respective creditors of the Proposal and the relevant period specified in the announcement for the creditors to request for repayment of the indebtedness owned by ZRCC or Ningbo Yonglian (as appropriate) or request for any guarantee in relation to such indebtedness has been expired;

(vii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority prohibiting the completion of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting completion of the Merger;

(viii) upon fulfillment (or waiver, as appropriate) of the Conditions in (i) to
      (vii) above, ZRCC having applied to the Hong Kong Stock Exchange for withdrawal of ZRCC Listing and the withdrawal of ZRCC Listing from the Hong Kong Stock Exchange in accordance with the Listing Rules becoming effective;

(ix) the undertakings given by ZRCC and Ningbo Yonglian in the Merger Agreement shall have been complied with in all material respects and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger;

(x) the representations and warranties made by ZRCC and Ningbo Yonglian in the Merger Agreement shall not contain mistakes or omissions which will be of material significance to the Merger on the Delisting Date.

Pursuant to the Merger Agreement, ZRCC and Ningbo Yonglian may, by mutual agreement, waive any of the Conditions in (ix) and (x), and by mutual agreement and with the consent of the relevant regulatory authorities (as applicable), waive any of the Conditions in (ii) to (vii).

------------------------------------------------------------------------------
Warning:

Shareholders of Sinopec Corp. and ZRCC and potential investors should be aware that the implementation of the Proposal is subject to the Conditions as set out above being fulfilled (or waived, as applicable). Thus, the Proposal may or may not become effective. They are advised to exercise caution when dealing in the shares of Sinopec Corp. and ZRCC, respectively.
------------------------------------------------------------------------------

Delisting and de-registration of ZRCC

After all the Conditions have been fulfilled (or waived, if applicable), the Merger will become unconditional, and upon all the Conditions specified in (i) to (vii) under the section headed "Principal Terms of the Merger Agreement - Conditions of the Merger" being fulfilled (or waived, as applicable), ZRCC will apply for the ZRCC Listing to be withdrawn pursuant to Rule 6.15(2) of the Listing Rules on the basis that the Proposal is akin to a scheme of arrangement, such that the general principles of the Takeovers Code, including Rule 2.10 of the Takeovers Code, are deemed to be applicable. Payment of the Cancellation Price will be made to ZRCC H Shareholders (other than the dissenting ZRCC Shareholders who have requested for a fair value buyout of its ZRCC H Shares) as soon as possible but in any event no later than 10 days after all the Conditions have been fulfilled (or waived, as applicable). After payment of the Cancellation Price had been made to all the eligible ZRCC Shareholders, the relevant ZRCC H Shares shall be deemed as cancelled thereafter, and the share certificates for such ZRCC H Shares will thereafter cease to have effect as documents or evidence of title. The register of ZRCC H Shareholders will remain closed after the record date for determination of the entitlement of ZRCC H Shareholders until ZRCC is de-registered. After the 45-day period (provided that ZRCC Shareholders approve the Proposed Amendment at the Special General Meeting) expires, ZRCC will apply to the Ningbo SAIC for its de-registration. After the de-registration process of ZRCC is completed, ZRCC will cease to exist as a legal entity and all the ZRCC Shares will be legally cancelled.

Termination of the Merger Agreement

The Merger Agreement can be terminated at any time prior to the Delisting Date by:

o     either Ningbo Yonglian or ZRCC if:

      (i) any governmental body has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

      (ii) the Conditions have not been satisfied or waived (if applicable) by 31 December 2006;

      (iii) ZRCC has not obtained the requisite vote at the Special General Meeting and the Special General Meeting of the Independent ZRCC Shareholders for approving the Proposal.

o ZRCC if Ningbo Yonglian has breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by ZRCC to Ningbo Yonglian, if applicable; or

o Ningbo Yonglian if ZRCC has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice by Ningbo Yonglian to ZRCC, if applicable.

REGULATORY APPROVALS

The Merger requires approvals from the relevant PRC governmental and regulatory bodies, including SASAC, SAFE and CSRC (if applicable). In addition, Sinopec Corp., Ningbo Yonglian and ZRCC will seek such consents, approvals, orders and other governmental authorizations necessary or advisable to complete the Merger. Whilst Sinopec Corp., Ningbo Yonglian and ZRCC believe that they will obtain the requisite regulatory approvals, there can be no assurance that these will be obtained.

All Conditions will have to be fulfilled (or waived, as applicable), on or before 31 December 2006 (or such other date as ZRCC and Ningbo Yonglian may agree). Otherwise, the Merger will lapse.

WITHDRAWAL OF LISTING OF ZRCC

Please refer to the section headed "Principal Terms of the Merger Agreement - Delisting and de-registration of ZRCC" for details of the proposed arrangements for the withdrawal of ZRCC Listing. ZRCC Shareholders will be notified by way of an announcement of the exact date on which the relevant Conditions have been fulfilled (unless waived, as applicable) and the date on which the ZRCC Listing is withdrawn. The Merger will lapse if the Conditions are not fulfilled (or waived, as applicable) on or before 31 December 2006 (or such other date as ZRCC and Ningbo Yonglian may agree) and the ZRCC Shareholders will be notified by way of an announcement accordingly. A detailed timetable for the Proposal will be included in the Composite Document to be despatched to ZRCC Shareholders, which will also contain, inter alia, further details of the Proposal and the Merger.

Pursuant to the Merger Agreement, any ZRCC Shareholder who has opposed the Proposal and who has requested for a fair value buyout of its ZRCC Shares will not be entitled to receive the Cancellation Price for the ZRCC H Shares unless it withdraws or loses its right to make such request. Dissenting ZRCC Shareholders will after the de-registration of ZRCC continue to have the right to request ZRCC or other ZRCC Shareholders who have approved the Proposal or Ningbo Yonglian (if requested by ZRCC and / or such ZRCC Shareholders to assume their respective liabilities after receiving the request from the dissenting ZRCC Shareholders) to acquire its ZRCC Shares at a "fair price".

The ZRCC Listing will not be withdrawn if the Merger is not approved or if the Proposal lapses or if any Condition is not fulfilled (unless waived, as applicable).

OVERSEAS ZRCC SHAREHOLDERS

Overseas ZRCC Shareholders will be entitled to receive the Composite Document and the notices of the Special General Meetings, as well as to attend and vote at the Special General Meetings. The making of the Proposal to the Overseas ZRCC Shareholders may be subject to the laws of the relevant jurisdictions. Overseas ZRCC Shareholders should observe any applicable legal or regulatory requirements. It is the responsibility of the Overseas ZRCC Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

MEETINGS

As required under the PRC Company Law, the Merger requires the approval of no less than two-thirds of the ZRCC Shareholders attending the Special General Meeting. According to the PRC Company Law and the ZRCC Articles, Sinopec Corp. is eligible to vote in the Special General Meeting. Sinopec Corp. intends to vote for the Proposal in the Special General Meeting.

Under Rule 2.10 of the Takeovers Code, which is deemed to be applicable to the Proposal, the resolution of the Independent ZRCC Shareholders will be voted on by way of a poll and will only be considered to have been passed if (i) the Proposal is approved by at least 75% of the votes attaching to the ZRCC H Shares of the Independent ZRCC Shareholders that are cast either in person or by proxy at the Special General Meeting of the Independent ZRCC Shareholders; and (ii) the number of votes cast against the resolution at the Special General Meeting of the Independent ZRCC Shareholders is not more than 10% of the votes attaching to all the ZRCC H Shares held by all the Independent ZRCC Shareholders (that is, not more than 72,375,446 ZRCC H Shares, based on 723,754,468 ZRCC H Shares issued and held by the Independent ZRCC Shareholders as at the Latest Practicable Date).

Accordingly, both the Special General Meeting and the Special General Meeting of the Independent ZRCC Shareholders will be convened to consider, among other things, the Proposal and the Proposal will only be approved by ZRCC upon obtaining the requisite votes of its shareholders in the respective Special General Meetings as described above. Sinopec Corp. and the parties acting in concert with it will not vote in the Special General Meeting of the Independent ZRCC Shareholders.

Notices of the above two meetings will be sent to the ZRCC Shareholders together with the Composite Document.

AMENDMENT TO ZRCC ARTICLES

Incidental to the promulgation of the new PRC Company Law on 27 October 2005, which become effective on 1 January 2006, the statutory right of a creditor to claim against a company in a merger has been changed to lapse on the expiry of 45 days instead of 90 days from the date the company announces its merger after the merger is approved by its shareholders, ZRCC Directors believe it to be in the interest of the ZRCC to make the Proposed Amendments to reduce the relevant period provided in ZRCC Articles from 90 days to 45 days so as to bring them in line with the latest PRC Company Law in force.

A special resolution in relation to the Proposed Amendment will be proposed at the Special General Meeting.

SUSPENSION AND RESUMPTION OF TRADING OF ZRCC H SHARES

At the request of ZRCC, trading in the ZRCC H Shares on the Hong Kong Stock Exchange was suspended from 9:30a.m. on 3 November 2005 pending the issue of this announcement. Application has been made by ZRCC to the Hong Kong Stock Exchange for the resumption of trading in the ZRCC H Shares with effect from 9:30 a.m. on 14 November 2005.

FINANCIAL ADVISERS, INDEPENDENT FINANCIAL ADVISER, INDEPENDENT BOARD COMMITTEE AND GENERAL INFORMATION

Sinopec Corp. has appointed CICC as its financial adviser in connection with the Proposal. ZRCC has appointed Lehman Brothers as its financial adviser. The Independent Board Committee will be formed to advise Independent ZRCC Shareholders on the Proposal and the independence of each member of the Independent Board Committee will be confirmed with the Executive. The Independent Board Committee will appoint the Independent Financial Adviser to advise the Independent Board Committee in connection with the Proposal. An announcement will be made when the Independent Board Committee is formed and the Independent Financial Adviser is appointed and their independence is confirmed with the Executive.

The Composite Document containing, inter alia, further details of the Proposal and the Merger and the Proposed Amendment, the recommendation from the Independent Board Committee with respect to the Proposal and the advice of the Independent Financial Adviser to the Independent Board Committee, a notice of the Special General Meeting, a notice of the Special General Meeting of Independent ZRCC Shareholders to approve the Proposal and the Proposed Amendment, will be despatched to the ZRCC Shareholders as soon as practicable in compliance with PRC law, the Listing Rules and the Takeovers Code.

There have been no dealings in the ZRCC H Shares by Sinopec Corp. and parties who are acting in concert with Sinopec Corp., during the 6 months prior to the date of this announcement, save in relation to dealings for the account of non-discretionary clients by the brokerage division of a subsidiary of CICC. Save as disclosed above, and the 1,800,000,000 ZRCC Domestic Shares owned by Sinopec Corp., neither Sinopec Corp. nor any parties acting in concert with it have any holdings in the ZRCC Shares.

Save for the Proposal itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between Sinopec Corp. or any person acting in concert with it and any other person in relation to shares of Sinopec Corp. or ZRCC which might be material to the Proposal.

It is noted that a press article appearing in The Standard on 11 November 2005 has reported that BP p.l.c. will take a 30% equity stake in ZRCC after it is privatised by Sinopec Corp.. Sinopec Corp. has confirmed that there has never been any discussion or agreement whatever between Sinopec Corp. and BP p.l.c. about the acquisition of 30% equity stake in ZRCC by BP p.l.c. after the privatization of ZRCC and the report is purely market speculation.

RESPONSIBILITIES OF STOCKBROKERS, BANKS AND OTHER INTERMEDIARIES

Pursuant to Note 11 of Rule 22 of the Takeovers Code, stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise, draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant securities undertaken for a client during any 7-day period is less than HK$ 1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stock brokers and other intermediaries will supply the Executive will relevant information as to those dealings, including identities of clients, as part of that co-operation.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Authorisations"                           all necessary authorisations,
                                           registrations, filings, consents,
                                           permissions and approvals in
                                           connection with the Proposal

"Cancellation Price"                       the cancellation price of HK$10.60
                                           per ZRCC H Share payable in cash by
                                           Ningbo Yonglian to the ZRCC H
                                           Shareholders

"CICC" China International Capital Corporation (Hong Kong) Limited which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance of Hong Kong


"Composite Document"                       the document to be issued to the
                                           ZRCC Shareholders in accordance
                                           with the Takeovers Code and the
                                           Listing Rules

"Conditions"                               the conditions to which the
                                           Proposal is subject and "Condition"
                                           means any of them

"CSRC"                                     China Securities Regulatory
                                           Commission

"Delisting Date"                           the date on which ZRCC  Listing at
                                           the Hong Kong  Stock  Exchange  has
                                           beenwithdrawn

"Executive"                                the Executive Director of the
                                           Corporate Finance Division of the
                                           Securities and Futures Commission
                                           of Hong Kong or any delegate of the
                                           Executive Director

"HK$" Hong Kong dollars, the lawful currency of Hong Kong "Hong Kong" the Hong Kong Special
                                           Administrative Region of the PRC
                                           "Hong Kong Stock Exchange" The
                                           Stock Exchange of Hong Kong Limited
                                           "Independent Board Committee" an
                                           independent committee of the ZRCC
                                           Board to be formed to advise
                                           Independent ZRCC Shareholders in
                                           relation to the Proposal

"Independent Financial Adviser"            the independent financial adviser to
                                           the Independent Board Committee to
                                           be retained pursuant to Rule 2.1 of
                                           the Takeovers Code in connection with
                                           the Proposal

"Independent ZRCC Shareholders"            shareholders of ZRCC, other than
                                           Sinopec Corp. and parties acting in
                                           concert with Sinopec Corp. (which
                                           are presumed to be acting in concert
                                           with Ningbo Yonglian under the
                                           Takeovers Code)

"Latest Practicable Date"                  11 November 2005, being the latest
                                           practicable date prior to the issue
                                           of this announcement

"Lehman Brothers"                          Lehman Brothers Asia Limited, a
                                           company incorporated in Hong Kong,
                                           is licensed for Type 1 regulated
                                           activity (dealing in securities),
                                           Type 2 regulated activity (dealing
                                           in future contracts), Type 4
                                           regulated activity (advising on
                                           securities) and Type 6 regulated
                                           activities (advising on corporate
                                           finance) under the Securities and
                                           Future Ordinance (Chapter 571 of
                                           the Laws of Hong Kong)

"Listing Rules"                            the Rules Governing the Listing of
                                           Securities on the Stock Exchange
                                           (as amended from time to time)

"London Stock Exchange"                    London Stock Exchange plc

"Merger"                                   the proposed merger by absorption
                                           of ZRCC by Ningbo Yonglian

"Merger Agreement"                         the agreement entered into between
                                           Ningbo Yonglian and ZRCC on 12
                                           November 2005 in relation to the
                                           Merger

"NAV" the audited net asset value of ZRCC as set out in its published audited accounts

"New York Stock Exchange"                  New York Stock Exchange, Inc.

"Ningbo SAIC"                              the Administration of Industry and
                                           Commerce of Ningbo

"Ningbo Yonglian"                          Ningbo Yonglian Petrochemical Co.,
                                           Ltd.,  a limited  liability  company
                                           established on 3 November 2005 in
                                           the PRC and a wholly owned
                                           subsidiary of Sinopec Corp.

"Overseas ZRCC Shareholders"               ZRCC Shareholders who are not
                                           residents in Hong Kong

"PRC" the People's Republic of China, excluding for the purposes of this announcement, Hong Kong, Macau and Taiwan

"PRC Approvals"                            the approvals from the relevant PRC
                                           governmental and regulatory bodies
                                           (including approvals of, inter
                                           alia, SASAC and CSRC (if
                                           applicable))

"PRC Company Law"                          the Company Law of the PRC, as
                                           amended, supplemented or otherwise
                                           modified from time to time

"Proposal"                                 the proposal for the privatisation
                                           of ZRCC by Sinopec Corp. through
                                           Ningbo Yonglian by way of merger by
                                           absorption of ZRCC by Ningbo
                                           Yonglian pursuant to Article 184 of
                                           the PRC Company Law

"Proposed Amendment"                       the proposed amendment of article
                                           178 of ZRCC Articles to reduce the
                                           period within which a creditors may
                                           claim against a company in a merger
                                           from 90 days to 45 days from the
                                           date the company announces its
                                           merger after the merger is approved
                                           by its shareholders

"RMB"                                      Renminbi, the lawful currency of
                                           the PRC

"SASAC" State Assets Supervision and Administration Commission of the State Council of the PRC

"SAFE"                                     State Administration of Foreign
                                           Exchange

"Sinopec Board"                            the board of Sinopec Directors

"Sinopec Corp."                            China Petroleum & Chemical
                                           Corporation, a joint stock limited
                                           company incorporated in the PRC
                                           with limited liability, the H
                                           shares of which are listed on the
                                           Hong Kong Stock Exchange

"Sinopec Directors"                        director(s) of Sinopec Corp.

"Sinopec United"                           China International United
                                           Petroleum & Chemical Co., Ltd., a
                                           company incorporated in the PRC
                                           with limited liability and a wholly
                                           owned subsidiary of Sinopec Corp.

"Special General Meeting"                  the special general meeting of ZRCC
                                           proposed to be convened and held in
                                           respect of the approval of the
                                           Proposal and the Proposed Amendment

"Special General Meetings"                 the  Special  General  Meeting  and
                                           the  Special  General  Meeting  of
                                           the Independent ZRCC Shareholders

"Special General Meeting of                the special general meeting of  the
 the Independent ZRCC                      Independent ZRCC Shareholders
 Shareholders"                              proposed to be convened and held
                                           in respect of the approval of the
                                           Proposal

"Takeovers Code"                           the Hong Kong Code on Takeovers and
                                           Mergers

"ZRCC" Sinopec Zhenhai Refining & Chemical Company Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares of which are listed on the Hong Kong Stock Exchange

"ZRCC Articles"                            the articles of association of ZRCC

"ZRCC Board"                               the board of ZRCC Directors

"ZRCC Director(s)"                         director(s) of ZRCC

"ZRCC Domestic Share(s)"                   state-owned shares of RMB1.00 each
                                           in the issued share capital of ZRCC

"ZRCC H Shareholder(s)"                    registered holder(s) of ZRCC H Shares

"ZRCC H Share(s)"                          H share(s) of RMB1.00 each in the
                                           issued share capital of ZRCC which
                                           are listed on the Hong Kong Stock
                                           Exchange

"ZRCC Listing"                             the listing of ZRCC H Shares on the
                                           Hong Kong Stock Exchange

"ZRCC Shareholders"                        the ZRCC H Shareholders and Sinopec
                                           Corp.

"ZRCC Shares"                              ZRCC Domestic Shares and ZRCC H
                                           Shares


       On behalf of the board of                 On behalf of the board of
China Petroleum and Chemical Corporation   Sinopec Zhenhai Refining and Chemical
                Chen Ge                               Company Limited
  Secretary to the Board of Directors                    Su Dewen
                                           Secretary to the Board of Directors

Beijing, PRC, 12 November, 2005

The Sinopec Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ZRCC and/or the ZRCC Board) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Sinopec Board comprises: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, LiuGenyuan, Gao Jian and Fan Yifei, as executive directors; Messrs.Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, as independent non-executive directors; and Mr. Cao Yaofeng, as the employee representative director.

The ZRCC Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and/or the Sinopec Board) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the ZRCC Board comprises: Sun Weijun, Zhan Juping, Xu Liqiao, Sun Jianli and Yu Renming as executive directors, Wang Lisheng and Hu Weiqing as non-executive directors, and Sun Yongsen, Cen Kefa, Li Linghong and Qiu Yun as independent non-executive directors.